1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2008

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F          X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                              No           X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date October 27, 2008	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

PRICE SENSITIVE INFORMATION,

OVERSEAS REGULATORY ANNOUNCEMENT

The purpose of this announcement is to disclose the estimated annual results of the Group ending 31 December 2008 prepared in accordance with the Accounting Principles in the PRC.

This announcement is made pursuant to Rule 13.09(1) and Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the estimated results of the Company and its subsidiaries (collectively the “Group”) for the year ending 31 December 2008 (the “Estimated Results”) as disclosed in the Report for the third quarter of 2008 of the Company dated 24 December 2008. The board of directors of the Company (the “Board”) wishes to announce the Estimated Results, details of which are set out as follows:

I. Estimated Results for this period

1.	Period covered by the Estimated Results: 1 January 2008 to 31 December 2008

2.	The Estimated Results:

Due to the increase in the domestic and international prices of coal, in accordance with the Accounting Principles in the PRC, it is estimated that the net profit attributable to Shareholders will increase by more than 190% as compared with the same period of last year.

3.	Whether the Estimated Results have been audited by certified public accountants: No.

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II. The results of the corresponding period in 2007

1.	Net profits attributable to shareholders of the Company: RMB2,693,298,106.

2.	Basic earnings per share: RMB0.55 per share.

III. Other related information

The Estimated Results are just a preliminary estimate. For more concrete information please refer to the annual report of 2008 to be published by the Group.

The Estimated Results are estimated according to Accounting Principles in the PRC and overseas investors please pay attention to the investment risks arising from the differences with the International Financial Reporting Standards.

By order of the Board of Directors of Yanzhou Coal Mining Company Limited Wang Xin Chairman of the Board

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

Zoucheng, Shandong Province,

PRC, 24th October 2008

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About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310